	DLA Piper Rudnick Gray Cary US LLP 701 Fifth Avenue Suite 7000 Seattle, Washington 98104-7044
	T	206.839.4823
	F	206.839.4801
	W	www.dlapiper.com

March 29, 2006	OUR FILE NO. 350863-000009

Via EDGAR

NORTHSTAR NEUROSCIENCE, INC. HAS CLAIMED CONFIDENTIAL TREATMENT

OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83.

Ms. Peggy A. Fisher

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	Northstar Neuroscience, Inc.
Registration Statement on Form S-1
Filed March 1, 2006
Registration No. 333-132135

Dear Ms. Fisher:

This letter is submitted on behalf of Northstar Neuroscience, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-1 (filed March 1, 2006, Registration No. 333-132135) (the “Registration Statement”), as set forth in your letter to Alan J. Levy dated March 24, 2006. We are filing via EDGAR under separate cover Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in response to the Staff’s comments. For reference purposes, the text of your letter dated March 24, 2006 has been reproduced herein (in bold), with the Company’s response below each numbered comment.

General

1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes a bona fide estimate of the range of the maximum offering price and the maximum number of securities offered.

Company Response: The Company confirms that any preliminary prospectus that is circulated to potential purchasers will include all non-Rule 430A information.

2.	Please provide us with copies of the industry reports you cite throughout your prospectus. Clearly mark the relevant sections that support the data you have included in your prospectus and the page number of your prospectus where such

Serving clients globally

Ms. Peggy A. Fisher

March 29, 2006

Page Two

data has been used. Also tell us whether the sources of the cited data have consented to your use of their names and data and whether any of the reports were commissioned by you or prepared specifically for your use.

Company Response: We have supplementally provided copies of the industry reports and other third party data that we cite in the Registration Statement and Amendment No. 1 under separate cover addressed to Mr. Tim Buchmiller. We have not obtained consents for the use of these reports or data and none of these reports or data were prepared specifically for the Company or for inclusion in the Registration Statement.

Prospectus Summary, page 1

3.	We note your belief in the last sentence of the first paragraph that your therapy system will allow the “successful” treatment of neurological diseases and disorders. We also note your later disclosure that your therapy system, in conjunction with intensive rehabilitative therapy, has resulted in clinically meaningful improvement, as defined in your trials. Please revise the disclosure in the first paragraph of your summary section to reconcile with your later disclosure or expand your disclosure to indicate how you have defined “successful.”

Company Response: In response to the Staff’s comment, the Company has revised the final sentence of the first paragraph under the heading “Overview” on pages 1 and 42 of Amendment No. 1 to read as follows: “Because the cortex controls many neurological functions, we believe our cortical stimulation therapy system will enable the treatment of these and other neurological diseases and disorders.”

4.	Please expand your summary section to indicate the amount of your historical losses, that you currently have no revenues and that you have not received any revenues to date from the products you currently have under development. Also, indicate that if the EVEREST trial is successful that you will seek FDA approval in the second half of 2007, do not expect to generate revenue from the sale of your Northstar Stroke Recovery System until the second half of 2008, and do not expect to have significant revenue until 2009.

Company Response: In response to the Staff’s comment, the Company has added a new last paragraph under the “Overview” section of the Summary on page 2 of Amendment No. 1, which reads in its entirety as follows: “As of December 31, 2005, we had a deficit accumulated during the development stage of $69.3 million. We currently have no revenue and have not received any revenue to date from our products currently under development. If the EVEREST trial is successful, we intend to seek FDA approval in the first quarter of 2008 to market our Northstar

Ms. Peggy A. Fisher

March 29, 2006

Page Three

Stroke Recovery System and, subject to such approval, we do not expect to generate revenue from the sale of our Northstar Stroke Recovery System until the first half of 2009.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

5.	Please revise the last italicized sentences of your introduction to your “Management’s Discussion and Analysis” section to eliminate the implication that you have not described all material risks in your “Risk Factors” section, and revise your risk factors as necessary to include a discussion of all material risks.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure in the last italicized sentence of the introduction to our “Management’s Discussion and Analysis” section on page 31 of Amendment No. 1 to eliminate the implication that we have not described all material risks in our “Risk Factors” section. Upon consideration of the Staff’s comment, the Company has determined that no additional risk factors were necessary.

Overview, page 30

6.	If the term “pivotal trial” is a term of art, please include a brief description of the meaning of this term. Also, please define “IDE.”

Company Response: In response to the Staff’s comment, the Company has added a new sentence following the third sentence of the third paragraph under the heading “Overview” on page 31 of Amendment No. 1 to read as follows: “A pivotal trial is a clinical trial in which safety and efficacy data are collected in support of an FDA submission to obtain marketing approval, and an IDE is a regulatory submission that allows an investigational device to be used in a human clinical trial.”

Principal Stockholders, page 75

7.	Please identify the natural person(s) with voting or investment control over the shares held by your 5% shareholders. For example, please identify the individuals who serve as the managing directors of the general partners of the Mayfield entities, etc.

Company Response: In response to the Staff’s comment, the Company has revised footnotes 2, 3 and 4 to the “Principal Shareholders” table on page 79 of Amendment No. 1 to identify the natural persons with voting or investment control over the shares held by our 5% shareholders.

Ms. Peggy A. Fisher

March 29, 2006

Page Four

With respect to the shares held by VNI Investor I LLC and VNI Investor II LLC, the sole managing member of each entity is VNI Investors Inc., a C corporation.

Financial Statements

Statements of Operations, page F-4

8.	Please tell us how you calculated the pro forma per share amounts herein and why the pro forma per share calculations should include the impact of the preferred stock accretion. Revise the filing as necessary based on our comment. We may have further comments after reviewing your response and revisions.

Company Response: The Company has calculated its pro forma loss per share assuming the conversion of all shares of redeemable convertible preferred stock into common stock as of January 1, 2005. Based upon further review of this assumption, which is used to derive the denominator of the calculation, the Company determined that preferred stock accretion should not be included in the numerator. In response to the Staff’s comment, the Company has added a paragraph following the pro forma disclosure included in Note 10, Net Loss Per Common Share on page F-21 of Amendment No. 1 that reads as follows: “Pro forma basic and diluted net loss per share and shares used in the computation of basic and diluted net loss per share assume conversion of all shares of redeemable convertible preferred stock into common stock as of January 1, 2005.” The Company has also correspondingly revised the pro forma basic and diluted net loss per share presented in the Statements of Operations on page F-4 of Amendment No. 1, Note 10, Net Loss Per Common Share on page F-21 of Amendment No. 1, Summary Financial Data on page 7 of Amendment No. 1 and Selected Financial Data on page 29 of Amendment No. 1.

Statements of Redeemable Convertible Preferred Stock and Shareholders’ Equity (Deficit), page F-5

9.	Please revise your statement of shareholders’ equity to comply with paragraph 11(d) of SFAS 7.

Company Response: In response to the Staff’s comment, the Company has revised the line item descriptions of the Statement of Redeemable Convertible Preferred Stock and Shareholders’ Equity (Deficit) on pages F-5 and F-6 of Amendment No. 1 to comply with paragraph 11(d) of SFAS 7.

Ms. Peggy A. Fisher

March 29, 2006

Page Five

Note 1. Organization and Summary of Significant Accounting Policies, page F-8

Stock-Based Compensation, page F-11

10.	Please provide the estimated IPO price or range when available. If the difference between the IPO price and the fair value used to value stock, options or warrants granted during the 12 months prior to the date of the most recent balance sheet is significant, please provide us with details of the significant factors contributing to the difference. Please note that we will defer our final evaluation of stock compensation and other costs recognized until you provide the offering price and we may have further comments in this regard when the amendment containing that information is filed.

Company Response: In response to the Staff’s comment, the Company has added disclosure under the heading “Stock-Based Compensation” of the Management’s Discussion and Analysis section on pages 32, 33 and 34 of Amendment No. 1.

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC]

Ms. Peggy A. Fisher

March 29, 2006

Page Six

11.	Please disclose the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement:

a)	For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option.

b)	Discuss who performed the valuation and if the valuation specialist was a related party, including management, please include a statement disclosing that fact.

Company Response to 11(a): In response to the Staff’s comment, the Company has revised its disclosure on pages 32, 33 and 34 of Amendment No. 1 to include the requested information under the heading “Stock-Based Compensation” of the Management’s Discussion and Analysis section. The Company believes that the placement of this information is consistent with current practice and the disclosure requirements set forth in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Company Response to 11(b): In response to the Staff’s comment, the Company has revised the disclosure on page F-11 of Amendment No. 1 to clarify that the Company determined the fair value of its common stock taking into consideration a valuation performed by an independent third party. Such revised disclosure reads as follows: “In consideration of the guidance set forth in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-

Ms. Peggy A. Fisher

March 29, 2006

Page Seven

Held-Company Equity Securities Issued as Compensation, and a valuation of the Company’s common stock by an independent third party, the Company subsequently determined that the fair value of its common stock during the period ranged from $0.80 to $5.79.”

Note 5, Debt, page F-14

12.	We note your reference to valuations prepared by an independent third-party appraiser related to the warrants issued. Please note that if you elect to continue to make such a reference you should identify the appraisal firm under “Experts” and include their consent in the registration statement. Alternatively, we encourage you to clearly disclose that management is primarily responsible for estimating fair value. We will not object if you wish to state, in revised disclosure, that management considered a number of factors, including valuations or appraisals, when estimating fair value. Regardless of your decision, your disclosure should clearly indicate that management is responsible for the valuation. Additionally, please disclose the method and significant assumptions use in determining the fair value.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-15 of Amendment No. 1 to clarify that management determined the fair value of the warrant and to set forth the valuation methodology and assumptions used in such determination. Such revised disclosure reads as follows: “Management determined that the fair value of the warrants was $1,090,000 at issuance and at December 31, 2005, based upon a number of factors, including a valuation of the warrant and the capital stock of the Company performed by an independent third party. The fair value of the warrants was estimated by management using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.36%; contract term of 10 years; volatility of 60%; and a Series E redeemable convertible preferred stock value of $7.70 per share.”

Ms. Peggy A. Fisher

March 29, 2006

Page Eight

*    *    *    *    *

We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact the undersigned at (206) 839-4823 or my colleague Trent Dykes at (206) 839-4834 if you have any questions regarding this letter or Amendment No. 1.

Sincerely,

DLA Piper Rudnick Gray Cary US LLP

/s/    Mark F. Hoffman

Mark F. Hoffman

mark.hoffman@dlapiper.com

cc:	Mr. Tim Buchmiller
Ms. Julie Sherman
Mr. Jay Webb
Dr. Alan J. Levy (Northstar Neuroscience, Inc.)
Mr. Raymond N. Calvert (Northstar Neuroscience, Inc.)
Mr. Trenton C. Dykes